BERGIO INTERNATIONAL INC.
12 DANIEL ROAD EAST

FAIRFIELD, NEW JERSEY 07004

TEL: (973) 227-3230

July 23, 2012

VIA EDGAR

William H. Thompson

Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bergio International Inc.

Registration Statement on Form S-1/A (the “Registration Statement”)

Filed on June 27, 2012

File No. 333-179283

Dear Mr. Thompson:

Bergio International Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective at 3:00pm Eastern Standard Time on July 25, 2012 or as soon thereafter as practicable.  The Company would also appreciate telephone notice of such effectiveness to Matthew J. Walsh at (732) 395-4414.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BERGIO INTERNATIONAL INC.

By:	/s/ Berge Abajian
Name: Berge Abajian
Title: Chief Executive Officer